UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Corporate Taxpayer's ID No. 60.746.948/0001-12 - State Registry 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

CALL NOTICE

We invite the shareholders of this Company to meet at the cumulative Special and Annual Shareholders’ Meetings, on March 10, 2017, at 4 p.m., at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, in order to:

Special Shareholders’ Meeting

1)        resolve on the Board of Directors’ proposal to increase the capital stock in R$8,000,000,000.00, increasing it from R$51,100,000,000.00 to R$ 59,100,000,000.00, with bonus stock, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve”, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 555,360,173 book-entry, registered shares, with no par value, of which 277,680,101 are common shares and 277,680,072 are preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the record-date, with the consequent amendment to the “caput” of Article 6 of the Bylaws; and

2)        resolve on the Board of Directors’ proposal to partially amend the Bylaws, (i) in item “p” of Article 9, regarding the Board of Directors’ duties to establish the compensation for the Audit Committee’s members;  (ii) in Paragraph Two of Articles 12 and 13, in the “caput” of Article 17 and in the Section III of Article 27, improving their wording; (iii) in Article 21, due to the change to the term of office and to formalize the criteria for the appointment and dismissal of the members of the Audit Committee; and (iv) in item “a” of Article 24, adjusting the minimum period to convene the Shareholders’ Meetings of the Company to comply with the provisions of Article 8 of CVM Instruction No. 559, of March 27, 2015.

Annual Shareholders’ Meeting

1)        acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2016;

2)        resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2016;

3)        establish the number of members of the Board of Directors;

4)        elect the members of the Board of Directors, according to the provisions of Articles 141 and 147 of Law No. 6,404, of December 15, 1976, and of CVM Instruction No. 367, of May 29, 2002, being necessary, pursuant to the provisions of CVM Instructions No. 165, of December 11, 1991, and No. 282, of June 26, 1998, at least 5% (five percent) of the voting capital so that the shareholders may request the adoption of multiple voting process;

5)        elect the Fiscal Council’s members, observing the provisions of Article 161 and 162 of Law No.  6,404, of December 15, 1976;

6)        resolve on the overall compensation and the amount to support the Management’s Pension Plan; and

7)        resolve on the monthly compensation of the Fiscal Council’s effective members.

Participation in the Meetings: pursuant to Article 126 of Law No. 6,404, of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings,

./.

shareholder must observe that:

•           in addition to the identification document, he/she must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•           in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may also be represented by an attorney-in-fact appointed not more than one year, provided that he/she is a shareholder, manager of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•           before being forwarded to the Company, the powers of attorney drawn up in foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents;

•           in order to speed up the process and facilitate the works in the Shareholders’ Meetings, we request that the certificate of ownership of the shares, the power of attorney and any voting declarations be sent to the Company’s headquarters, preferably within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. – General Secretary – Corporate Area – Núcleo Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. Copy of the documentation may also be sent by email to governancacorp@bradesco.com.br;

•           if you choose the remote voting process, up until March 3, 2017 (this date included) you must convey the instructions to complete the form, sending the said Remote Voting Form: 1) to the registrar of the Company's shares through all Bradesco’s Branch Network; or 2) to your custodians that provide this service in case of holders of shares deposited in the central depository or, in case of shares not deposited in the central depository; and 3) directly to the Company. For more information, see the rules of CVM Instruction 481/2009 and the procedures described in the Form made available by the Company, as well as on the said Manual for Participation in the Special and Annual Shareholders’ Meetings;

•           in any separate election to the Board of Directors, only the votes of shareholders who prove the uninterrupted ownership of the shareholding during the period of at least 3 (three) months immediately prior to the Shareholders' Meeting will be considered valid, as established in Paragraph Six of Article 141 of Law 6404/76.

________________________________________________________________________

Documents made available to shareholders: all legal documents and further information necessary for analysis and exercise of voting right are available to shareholders at the Market Relations Department, in Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and on the websites www.bradesco.com.br – Corporate Governance – Shareholders, BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br).

Eventual clarifications may be obtained on the Investor Relations website - www.bradesco.com.br/ir – Corporate Governance, in the Bradesco’s Branches Network or via e-mail governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 6, 2017.

Lázaro de Mello Brandão

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.